華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code : 291)

Announcement of unaudited financial results by a subsidiary – China Resources Jinhua Co., Ltd.

On 27th October, 2005, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial results of CR Jinhua for the nine months ended 30th September, 2005 which will be published in the newspapers in the PRC on 31st October, 2005. The unaudited financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the unaudited financial results of the Company for the nine months ended 30th September, 2005. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 27th October, 2005, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of the Company, has reviewed and approved the unaudited financial results of CR Jinhua for the nine months ended 30th September, 2005 which will be published in the newspapers in the PRC on 31st October, 2005.

China Resources Jinhua Co., Ltd.

Summary of the unaudited consolidated profit and loss account for the nine months ended 30th September, 2005 and 30th September 2004:

	From 1st January, 2005 to 30th September, 2005		From 1st January, 2004 to 30th September, 2004	
	RMB'000	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*
Turnover	594,966	570,383	450,953	432,320
Profit before income tax	33,764	32,369	10,405	9,975
Income tax	(481)	(461)	(3,996)	(3,831)
Profit for the period	33,283	31,908	6,409	6,144
Attributable to:				
Shareholders of CR Jinhua	21,374	20,491	114	109
Minority interests	11,909	11,417	6,295	6,035
	33,283	31,908	6,409	6,144

Note: The above unaudited financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB1.0431

General

Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51.0%. The unaudited results of CR Jinhua for the nine months ended 30th September, 2005 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 28th October, 2005

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.

The Standard 31/10/2005